FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
September 2007
Commission File Number: 001-10306
The Royal Bank of Scotland Group plc
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______
The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: _____

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
     The proposed acquisition of ABN AMRO Holding N.V. (“ABN AMRO”) is to be made by RFS Holdings B.V. (“RFS Holdings”), a company owned jointly by The Royal Bank of Scotland Group plc (“RBSG”), Fortis N.V. and Fortis SA/NV and the group of companies owned and/or controlled by Fortis N.V. and Fortis SA/NV, (collectively “Fortis”) and Banco Santander Central Hispano, S.A. (“Santander”). RFS Holdings will be owned 38.3% by RBSG, 33.8% by Fortis and 27.9% by Santander. RFS Holdings will be accounted for as a subsidiary of RBSG as, although it does not have a majority of the voting rights, it will control the Board of Directors.
     The unaudited pro forma condensed combined financial information (the “pro forma financial information”) comprising a balance sheet as at 30 June 2007 (the “pro forma balance sheet”) and income statements for the six months ended 30 June 2007 and the year ended 31 December 2006 (the “pro forma income statements”) and the related notes is based on the published audited and unaudited financial statements of RBSG and ABN AMRO, prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, or IASB, and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (collectively “IFRS”), after giving effect to the proposed sale of LaSalle Bank Corporation (“LaSalle”) by ABN AMRO to Bank of America Corporation (“Bank of America”) as announced by ABN AMRO on 23 April 2007.
     The pro forma balance sheet has been prepared after giving effect to the proposed acquisition of ABN AMRO by RFS Holdings using the purchase method of accounting and applying the estimates, assumptions and adjustments described in the accompanying notes. The pro forma income statements have been prepared after giving effect to the proposed acquisition of ABN AMRO by RFS Holdings and the reorganisation of businesses that will be carried out subsequent to the acquisition (the “Reorganisation”). The Reorganisation will comprise the agreed sale of certain businesses to Fortis and Santander and also the probable sale of the non-strategic businesses to third parties.
     Due to the limited information publicly available regarding the allocation of assets and liabilities to each of ABN AMRO’s business segments that will be included in the reorganisation, a pro forma balance sheet cannot be prepared on a basis consistent with the pro forma income statements.
     IFRS vary in certain significant respects from U.S. GAAP. Information relating to the nature and the effect of such differences for the six months ended 30 June 2007 and the year ended 31 December 2006 is presented in Note 5 to the pro forma financial information. As no information is publicly available regarding the allocation of the existing differences between IFRS and U.S. GAAP related to ABN AMRO to each of its business segments that will be included in the reorganisation, a pro forma reconciliation to U.S. GAAP cannot be prepared on a basis consistent with the pro forma income statements.
     The pro forma financial information has been prepared on the following basis:
•	Only publicly available information for ABN AMRO has been used, except for outstanding share options and share awards at 30 June 2007, which have been provided by ABN AMRO.

•	The purchase consideration has been calculated assuming that 100% of the existing holders of ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs) will accept the offer made by RFS Holdings.

•	The proposed sale of LaSalle to Bank of America is completed prior to the acquisition of ABN AMRO by RFS Holdings.

•	The balance sheet—the unaudited consolidated balance sheets of RBSG and ABN AMRO at 30 June 2007 prepared in accordance with IFRS have been combined as if the proposed acquisition and the sale of LaSalle had occurred on 30 June 2007. No pro forma adjustments have been recognised for the reorganisation of the businesses to be transferred to Fortis and Santander or the non-strategic businesses to be disposed of, as ABN AMRO does not publish sufficiently detailed segmental balance sheet data to enable such pro forma information to be compiled.

•	The income statements—the unaudited income statements of RBSG and ABN AMRO for the six months ended 30 June 2007 and the audited income statements of RBSG and ABN AMRO for the year ended 31 December 2006 prepared in accordance with IFRS have been combined as if the proposed acquisition, the sale of LaSalle and the Reorganisation had occurred on 1 January 2006.

•	The pro forma financial information reflects appropriate adjustments based solely on publicly available information for ABN AMRO and other estimates to account for the disposal of LaSalle, the proposed acquisition and, in the case of the pro forma income statements, the Reorganisation. If the disposal of LaSalle, the acquisition and the Reorganisation occur, the final determination of these estimates may result in material differences from the pro forma financial information.

     These estimates include:

•	The cash proceeds receivable from Bank of America in respect of the sale of LaSalle which may be adjusted in accordance with the terms of the Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America and ABN AMRO in respect of ABN AMRO North America Holding Company, the holding company for LaSalle, including the subsidiaries LaSalle N.A. and LaSalle Midwest N.A., including any amendment thereto (“Bank of America Agreement”).

•	The costs expected to be incurred as part of the proposed acquisition, including RBSG’s costs of funding the cash element of its consideration.

•	The fair value of consideration to be given, including RBSG’s shares and the settlement of ABN AMRO’s share option schemes and of assets acquired and liabilities assumed, as disclosed in ABN AMRO’s published financial statements.

•	Potential synergy benefits have been excluded.

•	The presentation currency of RBSG is pounds sterling. Any changes in the foreign exchange rate prior to the date at which the U.S. offer is declared unconditional may also result in material differences
     The pro forma financial information and accompanying notes should be read in conjunction with the unaudited financial statements of RBSG included in its Current Report on Form 6-K for the six months ended 30 June 2007 filed with the SEC on 15 August 2007, the ABN AMRO interim results for the six months ended 30 June 2007 filed with the SEC on a Form 6-K on 30 July 2007, the ABN AMRO Form 6-K filed with the SEC on 31 August 2007 containing the unaudited IFRS—U.S. GAAP reconciliation data for the six months ended 30 June 2007, the published audited financial statements of RBSG included in its Annual Report on Form 20-F for the year ended 31 December 2006 filed with the SEC on 24 April 2007, the ABN AMRO financial statements for the year ended 31 December 2006 included in the ABN AMRO Annual Report on Form 20-F for the year ended 31 December 2006 filed with the SEC on 2 April 2007 and the unaudited income statement for the year ended 31 December 2006 of LaSalle published by ABN AMRO within the ABN AMRO Unaudited Pro Forma Condensed Financial Statements filed with the SEC on a Form 6-K on 25 April 2007.
     The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been, had the acquisition occurred on the dates indicated nor does it project the results of operations for any future period.

Unaudited Pro Forma Condensed Combined Balance Sheet as at 30 June 2007
IFRS Basis

		ABN	Disposal of	Acquisition			Pro forma
	RBSG(1)	AMRO(2)	LaSalle(3)	Adjustments(4)	Notes		Total
	(£m)	(£m)	(£m)	(£m)			(£m)
Assets
Cash and balances at central banks	4,080	9,755	10,469	—			24,304
Loans and advances to banks	92,037	123,468	—	—			215,505
Loans and advances to customers	503,197	297,599	—	—			800,796
Treasury bills and other eligible bills, debt securities and equity shares	163,531	155,072	—	—			318,603
Intangible assets	18,868	4,808	—	24,542	(a	)	48,218
Property, plant and equipment	18,185	2,558	—	—			20,743
Derivatives	183,313	81,056	—	—			264,369
Other assets	28,055	79,983	(56,866)	(297)	(b	)	50,875

Total assets	1,011,266	754,299	(46,397)	24,245			1,743,413

Liabilities
Deposits by banks	139,415	171,257	—	—			310,672
Customer accounts	419,317	238,575	—	—			657,892
Debt securities in issue	95,519	128,736	—	12,564	(c	)	236,819
Settlement balances and short positions	71,969	28,442	—	—			100,411
Derivatives	183,461	79,114	—	—			262,575
Subordinated liabilities	27,079	9,904	—	(517)	(d	)	36,466
Other liabilities	28,048	80,203	(54,131)	107	(e	)	54,227

Total liabilities	964,808	736,231	(54,131)	12,154			1,659,062

Net assets	46,458	18,068	7,734	12,091			84,351

Equity
Minority interests	4,914	1,447	—	30,001	(f	)	36,362
Shareholders’ equity	41,544	16,621	7,734	(17,910)	(g	)	47,989

Total equity	46,458	18,068	7,734	12,091			84,351

(1)	The financial information for RBSG has been extracted from the unaudited financial statements for the six months ended 30 June 2007 included in its 2007 Current Report on Form 6-K.

(2)	The financial information for ABN AMRO has been extracted from the unaudited financial statements for the six months ended 30 June 2007 published by ABN AMRO in its 2007 interim Form 6-K. ABN AMRO financial statements data have been reformatted, to the extent possible, to RBSG’s balance sheet line item presentation.

(3)	See Notes to Pro Forma Condensed Combined Financial Information—Note 2 on page 9.

(4)	See Notes to Pro Forma Condensed Combined Financial Information—Note 3 on page 10.

Unaudited Pro Forma Condensed Combined Income Statement for the six months ended 30 June 2007
IFRS Basis

							Businesses to be
							transferred	Pro	Shared Assets to be
		ABN	Acquisition			Pro forma	to Fortis and	forma	disposed	Pro forma Enlarged
	RBSG(1)	AMRO(2)(3)	Adjustments(4)	Notes		Total	Santander(5)(6)	RBSG	of(5)(7)	RBSG(5)(8)
	(£m)	(£m)	(£m)			(£m)	(£m)	(£m)	(£m)	(£m)
Continuing operations
Net interest income	5,383	3,099	(250)	(h	)	8,232	(2,928)	5,304	327	5,631

Net fee and commission income	2,672	1,938	—			4,610	(1,225)	3,385	(79)	3,306
Income from trading activities	1,875	1,309	—			3,184	(334)	2,850	(4)	2,846
Other operating income (excluding insurance premium income)	1,712	743	—			2,455	(373)	2,082	(303)	1,779
Income of consolidated private equity holdings	—	1,878	—			1,878	—	1,878	(1,878)	—
Insurance premium income less reinsurers’ share	3,048	—	—			3,048	—	3,048	—	3,048

Non-interest income	9,307	5,868	—			15,175	(1,932)	13,243	(2,264)	10,979

Operating income	14,690	8,967	(250)			23,407	(4,860)	18,547	(1,937)	16,610
Operating expenses	6,396	6,954	—			13,350	(2,977)	10,373	(2,244)	8,129

Profit before other operating charges and impairment losses	8,294	2,013	(250)			10,057	(1,883)	8,174	307	8,481
Insurance claims less reinsurers’ share	2,415	—	—			2,415	—	2,415	—	2,415
Impairment losses	871	598	—			1,469	(539)	930	5	935

Operating profit before tax	5,008	1,415	(250)			6,173	(1,344)	4,829	302	5,131
Tax	1,272	291	(75)	(j	)	1,488	(386)	1,102	141	1,243

Profit from continuing operations, net of tax	3,736	1,124	(175)			4,685	(958)	3,727	161	3,888

Profit attributable to:
Minority interests	75	37	718			830	(958)	(128)	217	89
Preference shareholders	106	—	124	(k	)	230	—	230	—	230
Ordinary shareholders	3,555	1,087	(1,017)			3,625	—	3,625	(56)	3,569

	3,736	1,124	(175)			4,685	(958)	3,727	161	3,888

Per 25p ordinary share (pence)
Continuing operations
Basic	37.6					36.3		36.3		35.7
Fully-diluted	37.3					36.0		36.0		35.4
Number of shares (million)
Weighted average ordinary shares	9,443					9,998		9,998		9,998
Weighted average diluted ordinary shares	9,605					10,160		10,160		10,160

(1)	The financial information for RBSG has been extracted from the unaudited financial statements for the six months ended 30 June 2007 included in its 2007 Current Report on Form 6-K.

(2)	The financial information for ABN AMRO has been extracted from the unaudited financial statements for the six months ended 30 June 2007 published by ABN AMRO in its 2007 interim Form 6-K. ABN AMRO financial statements data have been reformatted, to the extent possible, to RBSG’s income statement line item presentation.
     ABN AMRO disclosed sufficient information in its Annual Report on Form 20-F to enable insurance premium income less reinsurers’ share and insurance claims less reinsurers’ share to be identified and the income statements for the year ended 31 December 2006 of ABN AMRO and Businesses to be transferred to Fortis and Santander were reformatted to RBSG’s income statement line item presentation. No equivalent adjustment has been made to the income statement for the six months ended 30 June 2007 as ABN AMRO did not disclose comparable information in its 2007 interim Form 6-K.

(3)	As the LaSalle results were presented as discontinued operations by ABN AMRO in its 2007 interim Form 6-K, the disposal of LaSalle has not been shown separately in the columnar presentation above. See Notes to Pro Forma Condensed Combined Financial Information—Note 2 on page 9.

(4)	See Notes to Pro Forma Condensed Combined Financial Information—Note 3 on page 10.

(5)	The pro forma income statement reflects the Reorganisation and has been extracted from the segmental disclosures published in ABN AMRO’s 2007 interim Form 6-K without adjustment. “Shared Assets” means Head Office and central functions, private equity portfolio, stakes in Capitalia and Saudi Hollandi and Prime Bank.

(6)	Businesses to be transferred to Fortis and Santander include Business Unit Netherlands (excluding wholesale clients), Business Unit Private Clients, Business Unit Asset Management, Business Unit Latin America (excluding wholesale clients businesses other than in Brazil) and Antonveneta. Global Clients and wholesale clients businesses in the Netherlands and Latin America (excluding Brazil) are to be retained by RBSG but the results attributable to these businesses cannot be separately identified from the information disclosed in ABN AMRO’s 2007 interim Form 6-K. Therefore the results of these businesses are included in Businesses to be transferred to Fortis and Santander, solely for the purposes of the pro forma information.

(7)	Shared Assets to be disposed of comprises Business Unit Private Equity and Group Functions.

(8)	Businesses to be retained by RBSG and forming part of Pro forma Enlarged RBSG include Business Unit North America (excluding LaSalle), Business Unit Asia (excluding Saudi Hollandi and Prime Bank), Business Unit Europe (excluding Antonveneta), and Global Clients and wholesale clients businesses in the Netherlands and Latin America (excluding Brazil). The results attributable to Saudi Hollandi and Prime Bank, non-strategic businesses to be disposed of, cannot be separately identified from the information disclosed in ABN AMRO’s 2007 interim results announcement and hence are included within Pro forma Enlarged RBSG. The results attributable to Global Clients and wholesale clients businesses in the Netherlands and Latin America (excluding Brazil) cannot be separately identified from the information disclosed in ABN AMRO’s 2007 interim Form 6-K and hence are included in Businesses to be transferred to Fortis and Santander. This presentation is solely for the purposes of the pro forma information.

Unaudited Pro Forma Condensed Combined Income Statement for the year ended 31 December 2006
IFRS basis

										Shared
								Businesses to		Assets to	Pro
			Disposal				Pro	be transferred	Pro	be	forma
		ABN	of	Acquisition			forma	to Fortis and	forma	disposed	Enlarged
	RBSG(1)	AMRO(2)	LaSalle(3)	Adjustments(4)	Notes		Total	Santander(5)(6)	RBSG	of(5)(7)	RBSG(5)(8)
	(£m)	(£m)	(£m)	(£m)			(£m)	(£m)	(£m)	(£m)	(£m)
Continuing operations
Net interest income	10,596	6,654	(1,441)	(390)	(h	)	15,419	(5,261)	10,158	1,009	11,167
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
Net fee and commission income	5,194	4,132	(428)	—			8,898	(2,214)	6,684	(62)	6,622
Income from trading activities	2,675	2,584	(46)	—			5,213	(560)	4,653	(615)	4,038
Other operating income (excluding insurance premium income)	3,564	1,988	(292)	—			5,260	(737)	4,523	(774)	3,749
Income of consolidated private equity holdings	—	3,621	—	—			3,621	—	3,621	(3,621)	—
Insurance premium income less reinsurers’ share	5,973	868	—	—			6,841	(868)	5,973	—	5,973
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
Non-interest income	17,406	13,193	(766)	—			29,833	(4,379)	25,454	(5,072)	20,382
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
Operating income	28,002	19,847	(2,207)	(390)			45,252	(9,640)	35,612	(4,063)	31,549
Operating expenses	12,480	14,118	(1,394)	(396)	(i	)	24,808	(5,542)	19,266	(3,325)	15,941
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
Profit before other operating charges and impairment losses	15,522	5,729	(813)	6			20,444	(4,098)	16,346	(738)	15,608
Insurance claims less reinsurers’ share	4,458	1,007	—	—			5,465	(1,007)	4,458	—	4,458
Impairment losses	1,878	1,264	(42)	—			3,100	(1,024)	2,076	(74)	2,002
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
Operating profit before tax	9,186	3,458	(771)	6			11,879	(2,067)	9,812	(664)	9,148
Tax	2,689	615	(158)	(6)	(j	)	3,140	(573)	2,567	50	2,617
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
Profit from continuing operations, net of tax	6,497	2,843	(613)	12			8,739	(1,494)	7,245	(714)	6,531
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
Profit attributable to:
Minority interests	104	44	(14)	1,791			1,925	(1,494)	431	(316)	115
Preference shareholders	191	—	—	250	(k	)	441	—	441	—	441
Ordinary shareholders	6,202	2,799	(599)	(2,029)			6,373	—	6,373	(398)	5,975
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
	6,497	2,843	(613)	12			8,739	(1,494)	7,245	(714)	6,531
	(1)	(2)	(3)	(4)				(5)(6)		(5)(7)	(5)(8)
Per 25p ordinary share (pence)(6)
Continuing operations
Basic	64.9						63.0		63.0		59.1
Fully-diluted	64.4						62.6		62.6		58.7
Number of shares (million)
Weighted average ordinary shares	9,555						10,110		10,110		10,110
Weighted average diluted ordinary shares	9,729						10,284		10,284		10,284

(1)	The financial information for RBSG has been extracted from the audited financial statements for the year ended 31 December 2006 included in its 2006 Annual Report on Form 20-F.

(2)	The financial information for ABN AMRO has been extracted from the audited financial statements for the year ended 31 December 2006 published by ABN AMRO in its 2006 Annual Report on Form 20-F. ABN AMRO financial statements data have been reformatted, to the extent possible, to RBSG’s income statement line item presentation.

(3)	See Notes to Pro Forma Condensed Combined Financial Information—Note 2 on page 9.

(4)	See Notes to Pro Forma Condensed Combined Financial Information—Note 3 on page 10.

(5)	The pro forma income statement reflects the Reorganisation and has been extracted from the segmental disclosures published in ABN AMRO’s 2006 Annual Report on Form 20-F without adjustment except for the disposal of LaSalle.

(6)	Businesses to be transferred to Fortis and Santander include Business Unit Netherlands (excluding wholesale clients), Business Unit Private Clients, Business Unit Asset Management, Business Unit Latin America (excluding wholesale clients businesses other than in Brazil) and Antonveneta. Wholesale clients businesses in the Netherlands and Latin America (excluding Brazil) are to be retained by RBSG but the results attributable to these businesses cannot be separately identified from the information disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F. Therefore the results of these businesses are included in Businesses to be transferred to Fortis and Santander, solely for the purposes of the pro forma information.

(7)	Shared Assets to be disposed of comprises Business Unit Private Equity and Group Functions.

(8)	Businesses to be retained by RBSG and forming part of Pro forma Enlarged RBSG include Business Unit North America (excluding LaSalle), Business Unit Global Clients, Business Unit Asia (excluding Saudi Hollandi), Business Unit Europe (excluding Antonveneta) and wholesale clients businesses in the Netherlands and Latin America (excluding Brazil). The results attributable to Saudi Hollandi, a non-strategic business to be disposed of, cannot be separately identified from the information disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F and hence are included within Pro forma Enlarged RBSG. The results attributable to wholesale clients businesses in the Netherlands and Latin America (excluding Brazil) cannot be separately identified from the information disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F and hence are included in Businesses to be transferred to Fortis and Santander. This presentation is solely for the purposes of the pro forma information.

Notes to Pro forma Condensed Combined Financial Information
1. Description of proposed acquisition and estimated pro forma purchase price
     The pro forma financial information has been prepared on the basis of preliminary estimates and assumptions. The assumptions used to prepare the pro forma financial information (excluding those in relation to the sale of LaSalle which are disclosed in Note 2) are:
•	The total estimated purchase price of the proposed acquisition in the amount of £48,741 million, reflecting the offer price of €35.60 in cash and 0.296 RBSG ordinary shares for each ordinary share in ABN AMRO comprising:

•	cash consideration paid of €67,887 million (£45,718 million), including transaction costs.

•	the issue of 555 million RBSG ordinary shares. The fair value of the ordinary shares is £2,891 million based on the closing price of RBSG ordinary shares of £5.21 as listed on the London Stock Exchange on 20 September 2007.

•	ABN AMRO outstanding convertible financing preference shares of €767 million purchased for a cash consideration of €783 million (£527 million) and the formerly convertible preference shares purchased for cash at €27.65 per share, the closing price on 20 April 2007, for an aggregate consideration of €1.24 million (£1 million).

•	ABN AMRO employee share options of 30,638,425 at 30 June 2007 (based on information provided by ABN AMRO) exercised as part of the acquisition at a weighted average strike price of €19.19 per share, resulting in a cash inflow of €588 million (£396 million).

•	The ABN AMRO income statement for the six months ended 30 June 2007 has been translated at an average exchange rate of 1.48223 (€:£) and the ABN AMRO balance sheet at 30 June 2007 has been translated at the 30 June 2007 closing exchange rate of 1.4849 (€:£) being the exchange rates used by RBSG to prepare its financial statements for the six months ended 30 June 2007. The ABN AMRO income statement for the year ended 31 December 2006 has been translated at an average exchange rate of 1.46714 (€:£) being the exchange rate used by RBSG to prepare its income statement for the year ended 31 December 2006.

•	ABN AMRO’s interim Form 6-K did not disclose the fair value of financial assets and liabilities as at 30 June 2007. Accordingly, no adjustments have been made to reflect the fair value of financial assets and liabilities at that date.

•	Retirement benefit liabilities have been adjusted to reflect their fair value (the net pension liability at 31 December 2006 disclosed in the ABN AMRO 2006 Annual Report on Form 20-F as ABN AMRO did not disclose equivalent data at 30 June 2007 in its 2007 interim Form 6-K).

•	The fair value of property, plant and equipment and other non-financial assets and liabilities is not materially different from the balance sheet carrying values disclosed in the ABN AMRO 2007 interim Form 6-K.

•	There is not sufficient publicly available information to split goodwill and other intangible assets arising from the proposed acquisition. Accordingly, the allocation of goodwill is preliminary and may change once a valuation of intangible assets has been carried out and consequently future results may change due to the amortisation of any intangible assets identified.

•	Tax rates have been applied to individual adjustments as considered to be appropriate to the nature and jurisdiction of the adjustment.
Estimated pro forma allocation of purchase price of the proposed acquisition
     For the purposes of this pro forma financial information, the proposed acquisition has been accounted for using the purchase method of accounting in accordance with IFRS and U.S. GAAP. ABN AMRO did not publish fair values for its financial assets and financial liabilities at 30 June 2007. Consequently, with limited exceptions, this purchase price allocation is based on the historical carrying value of ABN AMRO assets and liabilities as at 30 June 2007.
     Based on initial estimates, and subject to changes upon completion of a final valuation, which may be material, the preliminary allocation of the estimated purchase price is:

	(£m)	(£m)
Cash and balances at central banks		20,224
Loans and advances to banks		123,468
Loans and advances to customers		297,599
Treasury bills and other eligible bills, debt securities and equity shares		155,072
Property, plant and equipment		2,558
Derivatives		81,056
Other assets		22,820

Total assets		702,797

Deposits by banks		171,257
Customer accounts		238,575
Debt securities in issue		129,005
Settlement balances and short positions		28,442
Derivatives		79,114
Subordinated liabilities		9,387
Other liabilities		26,179

Total liabilities		681,959

Net assets		20,838

Estimated purchase consideration		48,741
Less: Estimated fair value of net assets	20,838
Minority interests of ABN AMRO not acquired	(1,447)

		(19,391)

Goodwill		29,350

     If the proposed acquisition occurs, RBSG will undertake, after the closing date, a comprehensive assessment of the fair value of assets and liabilities acquired in order to estimate the value of goodwill. Identified intangible assets, upon completion of the fair value assessment, will be amortised over their estimated useful lives.
     Of the total estimated purchase price of £48,741 million, described in Note 1 on page 8, the total pro forma amount to be funded by RBSG is £18,740 million. This will be funded by: (i) £2,891 million from the issue of RBSG ordinary shares in exchange for existing ABN AMRO shares; (ii) £3,554 million from the issue of equity preference shares for which RBSG has a firm underwriting commitment; and (iii) £12,295 million from the issue of debt securities; RBSG is currently in the process of issuing securities, primarily euro-denominated, but also in other currencies which will be swapped into euros.
2. Disposal of LaSalle
     The proposed acquisition is subject to an offer condition that prior to completion of the proposed acquisition, the agreement for the sale of LaSalle to Bank of America has been completed in accordance with its terms. The estimated effects of the disposal of ABN AMRO North America Holding Company (“AANAH”) which principally consists of the retail and commercial banking activities of LaSalle were based solely on publicly available information published by ABN AMRO within the ABN AMRO 2007 interim Form 6-K for the six months ended 30 June 2007 and the ABN AMRO Unaudited Pro Forma Condensed Financial Statements filed with the SEC on a Form 6-K on 25 April 2007.
     ABN AMRO will receive cash consideration of U.S.$21,000 million (£10,469 million) from Bank of America as set out in the Purchase and Sale Agreement by and between ABN AMRO and Bank of America dated 22 April 2007 and filed with the SEC by ABN AMRO on a Current Report on Form 6-K on 24 April 2007. The cash consideration will be adjusted in accordance with the terms of the Bank of America Agreement if the actual net income of LaSalle for the three months ended 31 March 2007 and the net income of LaSalle, with certain limited adjustments, for the period commencing on 1 April 2007 and concluding on the earlier of the date of the closing of the sale of LaSalle and 31 December 2007 is less than a pre-defined income threshold. No adjustment has been made to the LaSalle purchase price as no information on the performance of LaSalle is available.
     The estimated effects of the disposal of LaSalle on the pro forma balance sheet consisted of the following:
•	The elimination of the LaSalle assets and liabilities at 30 June 2007, as disclosed in Note 11 of the ABN AMRO 2007 interim Form 6-K referred to above. These assets and liabilities were presented as single line items within Other assets and Other liabilities as LaSalle was classified as held-for-sale.

•	The estimated cash proceeds of U.S.$21,000 million (£10,469 million) receivable from Bank of America.

•	The estimated gain on sale of £7,734 million is based on the cash proceeds of £10,469 million and the net assets of LaSalle as disclosed in ABN AMRO’s 2007 interim Form 6-K referred to above.

     The Bank of America Agreement also anticipates the conversion to equity by ABN AMRO, prior to completion, of U.S.$6,148 million (£3,065 million) of loans which it currently extends to AANAH. The impact of the conversion of these loans into equity is not included in the pro forma balance sheet or income statement as there is insufficient publicly available information to conclude whether these loans were included in the LaSalle assets and liabilities published in ABN AMRO’s 2007 interim Form 6-K referred to above.
     The LaSalle results for the six months ended 30 June 2007 were presented as discontinued operations by ABN AMRO in its 2007 interim Form 6-K filed on 30 July 2007 and therefore no adjustment is required to the results from continuing operations in the pro forma condensed combined income statement for the six months ended 30 June 2007. The estimated effects of the disposal of LaSalle on the pro forma condensed combined income statement for the year ended 31 December 2006 consist of the elimination of the historical revenues and expenses presented in the unaudited condensed consolidated IFRS income statement for the year ended 31 December 2006 of AANAH disclosed in the ABN AMRO Unaudited Pro Forma Condensed Financial Statements referred to above.
     No provision for taxation that may become payable on the sale of LaSalle to Bank of America has been included as there is insufficient publicly available information to assess any potential liability that may arise.
     The impact of the disposal of LaSalle as disclosed above and included in the pro forma financial information is estimated based on publicly available information in the referred to documents and therefore is subject to change once the transaction is completed. The results related to the disposal of LaSalle should be read in conjunction with ABN AMRO’s 2007 interim Form 6-K filed with the SEC on 30 July 2007 and its Form 6-K filed with the SEC on 25 April 2007.
3. Acquisition adjustments
     The acquisition adjustments included in the pro forma financial information have been prepared as if the proposed acquisition was completed on 30 June 2007 for the balance sheet and on 1 January 2006 for the income statements.
     ABN AMRO published the fair values of its financial assets and liabilities at 31 December 2006 in its 2006 Annual Report on Form 20-F (see below) but not as at 30 June 2007 in its 2007 interim Form 6-K. Consequently, it is not possible to reflect acquisition adjustments in respect of the fair values of financial assets and liabilities in the pro forma combined balance sheet or in the pro forma combined income statements. The pro forma acquisition adjustments are based on the carrying values of ABN AMRO’s assets and liabilities at 30 June 2007 except for net post-retirement benefit liabilities as described below in note (e)(i) on page 11. If the proposed acquisition takes place, RBSG will record the acquired assets, liabilities and contingent liabilities at their fair values on the date of acquisition, which may be significantly different from the carrying values recorded at 30 June 2007 in the pro forma combined financial information. Further, changes in ABN AMRO’s net tangible and intangible assets which occur prior to completion may cause material differences between actual and pro forma combined financial information.
     The differences between carrying values and fair values of financial instruments at 31 December 2006 disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F, were as follows:

2006(€
million)
Loans and advances to customers	3,334
Treasury bills and other eligible bills, debt and equity securities	34
Deposits by banks	7
Customer accounts	80
Debt securities in issue	975
Subordinated liabilities	(151)

Total	4,279

Adjustments to the balance sheet reflect:
(a) The recognition of estimated purchased goodwill of £29,350 million arising from the proposed acquisition less the elimination of existing goodwill and other intangibles, £4,808 million, as disclosed in ABN AMRO’s 2007 interim Form 6-K. It is not possible separately to identify intangible assets from goodwill relating to the proposed acquisition.
(b) Deferred tax adjustment in respect of the present value of ABN AMRO’s net post-retirement employee benefit liabilities, £116 million (see (e) below, calculated at an estimated tax rate of 28% based on a weighted average of the tax rates applicable in the jurisdictions in which ABN AMRO operates), less the elimination of the deferred tax asset in respect of intangible assets including goodwill, as disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F, £413 million. Data at 31 December 2006 were used as ABN AMRO did not disclose equivalent information about the deferred tax asset in respect of intangible assets including goodwill at 30 June 2007 in its 2007 interim Form 6-K. Data at 30 June 2007 may therefore differ from that at 31 December 2006.

(c) Cash payable by RBSG on the proposed acquisition of ABN AMRO, together with transaction costs, of £12,564 million, financed by the issuance of debt securities.
(d) The purchase for cash of the outstanding convertible financing preference shares and the redemption of the outstanding formerly convertible preference shares, £517 million.
(e) (i) The purchase accounting adjustment related to the present value of ABN AMRO’s net post-retirement employment benefit liability of £415 million necessary to reflect the present value of the defined benefit obligation less the fair value of plan assets, as disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F, less (ii) the elimination of the deferred tax liability in respect of intangible assets including goodwill, as disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F, £308 million. Data at 31 December 2006 in respect of the present value of ABN AMRO’s net post-retirement employee benefit liability and the deferred tax liability in respect of intangible assets including goodwill were used as ABN AMRO did not disclose equivalent information at 30 June 2007 in its 2007 interim Form 6-K. Data at 30 June 2007 may therefore differ from that at 31 December 2006.
(f) Minority interests of Fortis and Santander in RFS Holdings.
(g) Issuance of RBSG ordinary shares for £2,891 million and €5,278 million equity preference shares (£3,554 million at an exchange rate of 1.4849 at 30 June 2007) with a coupon rate of 6.96% (representing the estimated rate applicable to such instruments had they been issued on 20 September 2007) less the elimination of ABN AMRO’s shareholders’ equity upon consolidation of £16,621 million and the estimated gain arising from the disposal of LaSalle of £7,734 million.
     No balance sheet adjustments have been made to reflect the businesses to be transferred to Fortis or Santander or the disposal of non-strategic businesses as ABN AMRO does not publish sufficiently detailed segmental balance sheet data in its 2007 interim Form 6-K to enable information related to these businesses to be identified.
Adjustments to the income statement reflect:
(h) Interest payable of £250 million for the six months ended 30 June 2007 (£390 million for the year ended 31 December 2006) in respect of funding RBSG’s investment in RFS Holdings, based on the issuance of £12,295 million debt securities at an equivalent interest rate of 4.05%, being the average 3 month Euribor interest rate for the first half of 2007 (year ended 31 December 2006— 3.16%, being the average 3 month Euribor interest rate for 2006) (considered the appropriate market rates applicable to such instruments), including related fees. Had the 3 month Euribor interest rate on 20 September 2007 of 4.99%, including related fees, been applied in calculating the interest payable in respect of funding RBSG’s investment in RFS Holdings, the interest payable for the six months ended 30 June 2007 and the year ended 31 December 2006 would have been £307 million and £614 million respectively.
(i) Reversal of amortisation of other intangible assets recorded on ABN AMRO’s balance sheet but not recognised separately from goodwill in the acquisition accounting, £378 million and the reduction in staff costs on recognition of the present value of ABN AMRO’s net post-retirement employee benefit liabilities, £18 million, for the year ended 31 December 2006. ABN AMRO did not disclose equivalent data for the six months ended 30 June 2007 in its 2007 interim Form 6-K and therefore no adjustments have been made for the six months ended 30 June 2007.
(j) Current and deferred tax charges and credits relating to the adjustments above at tax rates considered to be appropriate to the nature and jurisdiction of such adjustments.
(k) Equity preference share dividends of £124 million for the six months ended 30 June 2007 (£250 million for the year ended 31 December 2006) relating to £3,554 million of euro-denominated equity preference shares with a coupon rate of 6.96% issued by RBSG to fund its investment in RFS Holdings. Data for the year ended 31 December 2006 has been updated to reflect the estimated coupon rate as at 20 September 2007.
(l) Earnings per share and weighted average number of RBSG shares for the year ended 31 December 2006 adjusted for the two-for-one bonus issue of ordinary shares effected by RBSG on 8 May 2007.
4. Unaudited comparative historical and pro forma earnings per share data
     Earnings used for the basic pro forma combined earnings per share calculations are the pro forma profit attributable to ordinary shareholders of RBSG for the six months ended 30 June 2007 and the year ended 31 December 2006 respectively.
     The weighted average number of shares outstanding during the six months ended 30 June 2007 and the year ended 31 December 2006 for the unaudited pro forma condensed combined income statements are based on the estimated equivalent weighted average number of ordinary shares for RBSG following the proposed acquisition. The weighted average number of RBSG shares in issue during the year ended 31 December 2006 has been adjusted for the two-for-one bonus issue of ordinary shares effected on 8 May 2007.

     For illustrative purposes, earnings per share are calculated as if the ordinary shares issued by RBSG as part of the consideration for the proposed acquisition of ABN AMRO had occurred on 1 January 2006. Under the terms of the proposed acquisition, RBSG will issue 0.296 RBSG ordinary shares for each ABN AMRO share, increasing the weighted average number of shares in issue during 2006 and the first half of 2007 by 555 million shares.

Earnings per share data on an IFRS basis

	For the six months ended		For the year ended
	30 June 2007		31 December 2006
		Pro forma		Pro forma
		Enlarged		Enlarged
	RBSG	RBSG	RBSG	RBSG
	(£m)	(£m)	(£m)	(£m)
Earnings from continuing operations
Profit attributable to ordinary shareholders	3,555	3,569	6,202	5,975
Add back dividends on dilutive convertible non-equity shares	31	31	64	64

Diluted earnings attributable to ordinary shareholders	3,586	3,600	6,266	6,039

	(Number of shares—Millions)
Number of ordinary shares
Weighted average number of ordinary shares in issue during the year	9,443	9,443	9,555	9,555
Shares issued under proposed acquisition	—	555	—	555

Weighted average number of ordinary shares in issue following the proposed acquisition	9,443	9,998	9,555	10,110
Effect of dilutive share options and convertible non-equity shares	162	162	174	174

Diluted weighted average number of ordinary shares in issue following the proposed acquisition	9,605	10,160	9,729	10,284

5. Reconciliation to U.S. GAAP
     Reconciliations of the unaudited pro forma combined profit attributable to ordinary shareholders under IFRS to the unaudited pro forma combined net income available for ordinary shareholders under U.S. GAAP for the six months ended 30 June 2007 and the year ended 31 December 2006 and pro forma combined shareholders’ equity under IFRS to pro forma combined shareholders’ equity under U.S. GAAP as at 30 June 2007 are set out below. For additional information on these adjustments, refer to Note 13 in the RBSG 2007 interim Form 6-K filed with the SEC on 15 August 2007, Note 47 in the RBSG 2006 Annual Report on Form 20-F, ABN AMRO’s Form 6-K filed with the SEC on 31 August 2007, Note 50 in the ABN AMRO 2006 Annual Report on Form 20-F and the Reconciliation to U.S. GAAP included in the ABN AMRO Unaudited Pro Forma Condensed Financial Statements filed with the SEC on a Form 6-K on 25 April 2007.
     No adjustments have been made in the unaudited pro forma combined IFRS—U.S. GAAP net income or shareholders’ equity reconciliations to reflect ABN AMRO’s discontinued operations (except in relation to LaSalle—see below), the businesses to be transferred to Fortis or Santander or the non-strategic businesses to be disposed, as ABN AMRO did not publish sufficiently detailed data in its Form 6-K filed with the SEC on 31 August 2007 or its 2006 Annual Report on Form 20-F to enable IFRS—U.S. GAAP differences relating to these businesses to be identified. Therefore, the reconciliations are not prepared on a continuing operations basis.
     ABN AMRO published IFRS—U.S. GAAP adjustments for the year ended 31 December 2006 relating to LaSalle in its Form 6-K filed on 25 April 2007. Similar information for the six months ended 30 June 2007, however, has not been published by ABN AMRO. Therefore, in the pro forma IFRS—U.S. GAAP reconciliations as of and for the six months ended 30 June 2007 below, IFRS—U.S. GAAP adjustments relating to allowances for loan losses, leasehold and property provisions and related tax effects (based on a tax rate of 31.4%, as published in ABN AMRO’s Form 6-K filed on 30 July 2007) have been assumed to relate entirely to LaSalle based on information in ABN AMRO’s Form 6-K filed on 25 April 2007. It is not possible to make similar assumptions for other adjustments. Consequently, pro forma combined U.S. GAAP information as of and for the six months ended 30 June 2007 may differ from the amounts presented here.

			Disposal	Acquisition		Pro
		ABN	of	and Other		forma
	RBSG	AMRO	LaSalle	Adjustments	Notes	Total
	(£m)	(£m)	(£m)	(£m)		(£m)
Consolidated statement of income for the six months ended 30 June 2007
Profit attributable to ordinary shareholders—IFRS	3,555	1,461	(298)	(1,017)	(1)	3,701
Adjustments in respect of:
Acquisition accounting and intangibles	(28)	(8)	—	8	(2)	(28)
Property revaluation and depreciation	(231)	—	—	—		(231)
Leasehold property and restructuring provisions	(10)	(22)	22	—		(10)
Loan origination	(22)	—	—	—		(22)
Allowance for loan losses	—	(17)	17	—	(3)	—
Pension costs	(102)	(35)	—	35	(2)	(102)
Sale and leaseback transactions	(36)	—	—	—		(36)
Long-term assurance business	(28)	—	—	—		(28)
Financial instruments	(154)	(66)	—	—		(220)
Derivatives and hedging	(234)	150	—	—		(84)
Liability and equity	23	—	—	—	(4)	23
Other	45	14	—			59
Taxation	76	(20)	(12)	(12)	(2)	32

Net income available to ordinary shareholders—U.S. GAAP	2,854	1,457	(271)	(986)		3,054

Earnings per share: Total—U.S. GAAP (pence)
Basic	30.2					30.5
Fully-diluted	30.0					30.4

			Disposal	Acquisition		Pro
		ABN	of	and Other		forma
	RBSG	AMRO	LaSalle	Adjustments	Notes	Total(4)
	(£m)	(£m)	(£m)	(£m)		(£m)
Consolidated statement of income for the year ended 31 December 2006
Profit attributable to ordinary shareholders—IFRS	6,202	3,214	(599)	(2,029)	(1)	6,788
Adjustments in respect of:
Acquisition accounting and intangibles	(62)	(583)	32	551	(2)	(62)
Property revaluation and depreciation	(470)	—	—	—		(470)
Leasehold property and restructuring provisions	46	(109)	109	—		46
Loan origination	(91)	—	—	—		(91)
Allowance for loan losses	—	(40)	40	—	(3)	—
Pension costs	(387)	(162)	12	150	(2)	(387)
Sale and leaseback transactions	(84)	—	—	—		(84)
Long-term assurance business	(12)	—	—	—		(12)
Financial instruments	196	(153)	214	—		257
Derivatives and hedging	(454)	770	—	—		316
Liability and equity	177	—	—	—	(4)	177
Other	(31)	44	(192)	—		(179)
Taxation	410	35	(53)	(199)	(2)	193

Net income available to ordinary shareholders—U.S. GAAP	5,440	3,016	(437)	(1,527)		6,492

Earnings per share: Total—U.S. GAAP (pence)
Basic	56.9					64.2
Fully-diluted	56.6					63.7

			Disposal	Acquisition		Pro
		ABN	of	and Other		forma
	RBSG	AMRO	LaSalle	Adjustments	Notes	Total
	(£m)	(£m)	(£m)	(£m)		(£m)
Consolidated shareholders’ equity at 30 June 2007 Shareholders’ equity—IFRS	41,544	16,621	7,734	(17,910)	(1)	47,989
Adjustments in respect of:
Acquisition accounting and intangibles	431	3,014	—	(3,014)	(5)	431
Property revaluation and depreciation	(865)	—	—	—		(865)
Leasehold property and restructuring provisions	74	19	(19)	—		74
Loan origination	497	—	—	—		497
Allowance for loan losses	—	(372)	372	—	(5)	—
Pension costs	(168)	(434)	—	434	(5)	(168)
Sale and leaseback transactions	(116)	—	—	—		(116)
Long-term assurance business	(87)	—	—	—		(87)
Financial instruments	(2,399)	184	—	(184)	(5)	(2,399)
Derivatives and hedging	(54)	(94)	—	94	(5)	(54)
Liability and equity	1,493	517	—	(517)	(5)	1,493
Other	(33)	42	—	(42)	(5)	(33)
Taxation	775	(135)	(111)	246	(5)	775

Shareholders’ equity—U.S. GAAP	41,092	19,362	7,976	(20,893)		47,537

Notes:

(1)	Adjustments to the pro forma profit attributable to ordinary shareholders—IFRS of £1,017 million for the six months ended 30 June 2007 (£2,029 million for the year ended 31 December 2006) and to the pro forma combined shareholders’ equity—IFRS of £17,910 million reflect acquisition adjustments under IFRS arising from the proposed acquisition and are explained in Note 3, Acquisition adjustments.

(2)	U.S. GAAP adjustments previously reported by ABN AMRO relating to acquisition accounting and intangibles and pension costs together with their estimated related tax effects, are superseded by RBSG’s IFRS acquisition accounting adjustments of £1,017 million for the six months ended 30 June 2007 (£2,029 million for the year ended 31 December 2006).

(3)	Item 4A of ABN AMRO’s Form 20-F/A for the year ended 31 December 2006, filed with the SEC on 3 August 2007, states that ABN AMRO is in discussions with the SEC Staff with respect to an SEC comment on the “Allowance for loan losses” reconciling item. This reconciling item relates to LaSalle. Accordingly, ABN AMRO’s resolution of this matter will have no impact on “Pro forma Total” presented above.

(4)	As set out in ABN AMRO’s interim Form 6-K filed on 31 August 2007, its IFRS—U.S. GAAP net income reconciling adjustment on preference shares represents dividends on preference shares classified as liabilities under IFRS and as equity under U.S. GAAP. Accordingly, this adjustment does not affect U.S. GAAP net income available to ordinary shareholders and has therefore been excluded from the net income reconciliations.

(5)	As the pro forma combined IFRS-U.S. GAAP shareholders’ equity reconciliation at 30 June 2007 has been prepared on the assumption that the acquisition took place on that date, the adjustments in ABN AMRO’s IFRS-U.S. GAAP shareholders’ equity reconciliation have been eliminated.
     Under IFRS and U.S. GAAP, on the acquisition of ABN AMRO, its identifiable assets, liabilities and contingent liabilities will be measured at fair value and the difference between the purchase consideration and the fair value of net assets acquired, recorded as goodwill. There are differences in both the recognition of net assets acquired and the measurement of consideration between IFRS and U.S. GAAP. Any such differences in the value of net assets acquired will be matched by an equal and opposite difference in goodwill on acquisition recorded under IFRS and under U.S. GAAP; RBSG’s consolidated shareholders’ equity will be unaffected.

Earnings per share data on a U.S. GAAP basis

	For the six months ended		For the year ended
	30 June 2007		31 December 2006
		Pro forma		Pro forma
	RBSG	Total	RBSG	Total
	(£m)	(£m)	(£m)	(£m)
Earnings
Profit attributable to ordinary shareholders	2,854	3,054	5,440	6,492
Add back dividends on dilutive convertible non-equity shares	31	31	64	64

Diluted earnings attributable to ordinary shareholders	2,885	3,085	5,504	6,556

	(Number of shares—Millions)
Number of ordinary shares
Weighted average number of ordinary shares in issue during the year	9,443	9,443	9,555	9,555
Shares issued under proposed acquisition	—	555	—	555

Weighted average number of ordinary shares in issue following the proposed acquisition	9,443	9,998	9,555	10,110
Effect of dilutive share options and convertible non-equity shares	159	159	174	174

Diluted weighted average number of ordinary shares in issue following the proposed acquisition	9,602	10,157	9,729	10,284

Forward-Looking Statements
This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of Fortis, RBSG and Santander (the “Consortium Banks”) and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Consortium Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Consortium Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Consortium Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
Pro Forma Financial Information
You are advised that the unaudited pro forma condensed combined financial information (“Pro Forma Financial Information”) in this Form 6-K has been derived from Amendment No. 5 to our Registration Statement on Form F-4 filed with the SEC on September 24, 2007 (“Amendment No. 5”). This Registration Statement has not yet been declared effective by the SEC and remains subject to review and comment by the SEC until such date as it is declared effective. As a result of such review and comment and as a consequence of changes to relevant market share prices, interest rates and currency exchange rates during the intervening periods, any amendments to the Registration Statement subsequent to Amendment No. 5 are expected to amend, supplement or revise the Pro Forma Financial Information. Further amendments to our Registration Statements on Form F-4 that will amend, supplement or revise the Pro Forma Financial Information, including the amendment declared effective, will be filed with the SEC. Such amendments will be available on EDGAR and accessible through the internet website maintained by the SEC at http://www.sec.gov.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25/09/2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor
Name:	A N Taylor
Title:	Head of Group Secretariat